MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

02 JUL 25 AM 10:03

23 July 2002

02042880

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 23 July 2002, the Company filed with the London Stock Exchange an announcement of MyTravel Group plc Trading In Line With Expectations.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-020723

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

23 July 2002

MyTravel Group plc

Trading In Line With Expectations

MyTravel Group plc is today giving a presentation to the investment community. It will demonstrate its focus on continuing to increase the profitability and margins of its existing business through greater efficiencies and on growing the business via the MyTravel global brand and technology, to build direct relationships with its 15 million customers. At this presentation there will also be an update on trading.

Highlights

- Group trading across all divisions is in line with expectations
- UK run rate since the start of July is 33% above last year's level
- Of the 1 million holidays left to sell at the May interims, there are less than half that amount now left to sell before 30 September, in line with our expectations.

Operations

In the UK, as we anticipated, booking volumes and prices have continued to build strongly, with summer 2002 bookings only 5% behind last year's levels. The lates market in the UK is performing strongly, as anticipated, with selling prices 7% ahead of last year.

In Scandinavia and Germany, whilst the lates market remains weak, current trading remains in line with our expectations. Bookings for summer 2002 are currently 79% and 60% of last year's respectively, reflecting capacity cuts. This shows an improvement since the position on 22 May.

In the US, our specialist distribution businesses continue to perform well in uncertain markets and our charter business in Canada continues to perform strongly.

Future seasons, where on sale, are in line with our expectations.

Tim Byrne, CEO of MyTravel said:

"The first quarter of our financial year, which immediately followed the events of 11 September, were extremely difficult for the group. However, we returned to growth in the second quarter and anticipate further growth in the second half of the year. The fundamental underlying strengths of the business, and its future growth prospects, remain strong.

"Improved efficiency from our existing businesses and understanding our 15 million customers better, through the use of leading edge distribution techniques, will ensure we continue to deliver increased value to our shareholders."

-Ends-

Enquiries:

MyTravel Group plc

Tim Byrne	Chief Executive	until 24/07/02	020 7404 5959
David Jardine	Finance Director	thereafter	0161 232 6523
Alison Broom	Head of Public Affairs		

Brunswick 020 7404 5959

Fiona Antcliffe
Sophie Fitton